

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2012

<u>Via Secure Email</u>
James Kirsch
Chief Executive Officer
Professional Diversity Network, LLC
150 North Wacker Drive, Suite 2360
Chicago, IL 60606

> **Re: Professional Diversity Network, LLC**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted April 16, 2012**
> **CIK No. 0001546296**

Dear Mr. Kirsch:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

-   Describe how and when a company may lose emerging growth company status;

-   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

-   State your election under Section 107(b) of the JOBS Act:

> o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

> o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.   Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

3. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

Prospectus Summary

4. We note your inclusion of defined terms in the front of your prospectus, which is subject to the plain English principles of Rule 421(d) of Regulation C. Rule 421(d) provides that information in the front of the prospectus must highlight information that is important for investors, and must also be easy to read. See SEC Release No. 33-7497. The defined terms should be moved to a section of the prospectus that is not subject to Rule 421(d). To conform to the requirements of Rule 421(b), replace specialized definitions with short descriptive phrases that you use throughout the text.

5. It appears that you do not define your key metrics (i.e., unique visitors, number of visits, members) until the Business section of the prospectus, although these terms are used throughout the registration statement. Please include these definitions in the forepart of the prospectus.

6. Please provide supplemental support for the following assertions regarding your market position.

- You believe that "iHispano.com is the largest United States online professional network catering to Hispanic-American professionals based on the number of members, visits and unique visitors to the website."

- You believe that AMightyRiver.com "is a leading online professional network focused on African-Americans based on the number of visits and unique visitors to the website."

- You believe that "iHispano.com has more members and received more visits and unique visitors than any other online diversity recruitment network focused on Hispanic-Americans" and that you believe "AMightyRiver.com has more members and received more visits and unique visitors than any other online diversity recruitment network focused on African-Americans."

7.   Please provide a balanced discussion of the reported number of members on your websites throughout the prospectus. We note your disclosure on page 24 that the reported number of members in your networks is higher than the number of actual individual members. This appears to be material information that should be presented in the prospectus summary and business section alongside your statistics regarding the number of members on each of your websites.

8.   Please consider highlighting your relationship with Apollo and Monster.com in the forepart of your prospectus summary as it appears to be a material source of your revenues.

9.   With respect to all third-party statements in your prospectus -- such as market data by the U.S. Equal Employment Opportunity Commission, Bureau of Labor Statistics, the Kenan-Flagler Business School, Evercore Partners, and eMarketer, Inc., among others -- please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Tell us whether any of the reports, other than those prepared by the government, were prepared for you or in connection with the offering. Also, ensure that the dates of the reports are disclosed in the prospectus.

Risks Associated with Our Business

10.   Please provide quantitative information regarding your material risks in the prospectus summary to provide investors with additional context regarding the risk. For example, disclose the percentages of revenue that you have generated from your two customers. As a further example, disclose the amount and percentage of shares held by your directors, executive officers, and significant stockholders after the offering.

Company Information, page 11

11.   Please tell us in more detail the timing of your plans to restructure Professional Diversity Network, LLC into a Delaware corporation. Explain when you plan to convert the

company into a Delaware corporation and when each holder of an outstanding membership interest will contribute to the company all of the right, title, and interest in and to the holder's entire ownership interest in the company. With a view toward disclosure, please tell us the number of parties that hold membership interest in the company.

Risk Factors

12.   We note that some of your risk factors discuss several distinct risks to the company or an investment in the company's securities under one heading. Consider revising the risk factors, particularly those listed in bullet point format on pages 21-22 and 28-29, to provide separately captioned paragraphs that address specifically how the conditions and uncertainties present material risks to potential investors.

Nasdaq may delist our common stock from quotation on its exchange…, page 34

13.   We note your disclosure that you will not offer your common stock unless you are approved for listing on a national securities exchange. Please tell us, with a view towards disclosure, the conditions under which you will not offer the securities.

We are obligated to develop and maintain proper and effective internal controls over financial reporting…, page 36

14.   Please clarify your disclosure in this risk factor regarding Section 404 of the Sarbanes-Oxley Act to indicate the circumstances under which you would be first required to provide the attestation report of an auditor with respect to management's report on its internal control over financial reporting.

15.   We note that you are in the process of evaluating and correcting a material weakness in your internal control over financial reporting related to the segregation of duties. While we note that you have not yet remediated this weakness, please describe the steps you are currently taking to correct this problem; disclose how long you estimate it will take to remediate this weakness and disclose any material costs associated with your remediation plan that you have incurred (or that you expect to incur). To the extent that you have not made any efforts to correct this weakness and you do not intend to do so in the near future, please revise to indicate as such.

Special Note Regarding Forward-Looking Statements, page 37

16.   We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that you have not independently verified the third-party data. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

Use of Proceeds, page 39

17.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to hire sales and marketing personnel and additional product development personnel. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans. See Item 504 of Regulation S-K.

Capitalization, page 40

18.   At the top of page 40 you state the pro forma basis reflects the conversion of promissory notes into shares of common stock. Describe further the conversion terms for these notes and tell us how you determined this adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X such that it should be included in your pro forma disclosures.

19.   Revise the table on page 40 to include a pro forma column (between the actual and pro forma as adjusted columns) that reflects the completion of your corporate reorganization and the conversion of the promissory notes. Also, revise to include the notes payable in the table, as appropriate, and ensure that the information included in the "actual" column reflects the amount of convertible debt and members equity from the most recent balance sheet included in the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 44

20.   Please expand your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you, and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing the trends and uncertainties associated with your relationship and dependence with Monster and Apollo.

21.   We note your disclosure on page 17 regarding the limitations in generating recruitment revenue from other sources as you cannot compete directly or indirectly with Monster. Please incorporate those disclosures here and include a discussion regarding how you

believe such provisions will impact your future operations. We refer you to Item 303(a)(3)(ii) of Regulation S-K and SEC Release 33-8350.

22. According to the terms of your agreement with Monster and Apollo it seems the majority of your revenue is earned based on a flat fee and unless the terms are modified, future revenue will not change with the exception of potential commissions to be earned under the Monster agreement if job posts exceed certain thresholds. Please clarify your disclosure to identify this as a known trend noting how this will impact future operations, or tell us why you do not believe such disclosure is necessary. We refer you to Item 303(a)(3)(ii) of Regulation S-K and SEC Release 33-8350.

Results of Operations, page 44

23. There are several instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. For instance, you disclose on page 46 that the increase in net revenue for your consumer advertising and consumer marketing solutions was due to revenues derived from the agreement with Apollo and to a lesser extent due to an overall increase in professional hiring demand and further markets penetration of your consumer advertising and consumer marketing solutions. Revise your disclosures to quantify the sources that contributed to a material change. Please see Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

24. In your discussion of the changes in general and administrative expense you provide a cross reference to "Agreements with Directors and Executive Officers" for more information about guaranteed payments. However, the only reference that we noted was on page 77 where you refer to $57,600 in guaranteed payments to Mr. Kirsch as part of his compensation. It remains unclear how this disclosure supports the $234,000 decrease in guaranteed payments as discussed on page 46. Please explain. To the extent you are referring to the fees paid for Mr. Kirsch's condominium, please revise your disclosures both here and in your "Agreements with Directors and Executive Officers" section to clarify the terms of this arrangement and its impact on your results of operations.

Liquidity and Capital Resources, page 50

25. Please revise your disclosures to clearly state whether your available funds and cash flows from operations will satisfy your working capital requirements for the next twelve months. We refer you to FRC 501.03(a) and Section IV of Release No. 33-8350.

26. Please tell us the typical payment terms for your arrangements and provide us with your days sales outstanding for each period presented.

Business

Overview, page 54

27.   Please revise to include a materially complete description of your agreement with Apollo from who you derive the majority of your consumer advertising and consumer marketing solutions revenue. We note that you provide some of the details of the agreement in the notes to the financial statements on page F-18 and F-19 and on page 17, such as the term of the agreement, you should provide a materially complete description in the Business section. The discussion should include the financial terms of the agreement, any revenue sharing arrangements, the rights and obligations of each of the parties, and any other conditions such as to the "minimum monthly website visits" to which you reference on page F-18. Also explain here and on page F-19 what you mean by "99.9% site availability other than scheduled maintenance."

28.   You disclose that you post job opportunities of employers through your relationship with Monster. Please expand your disclosures to further explain this process and at a minimum, describe who has the relationship with the employers, who sells the postings and how they are placed on your websites.

29.   Please tell us what consideration you have given to disclosing the quantitative targets in the agreement with Monster.com, such as (i) the minimum number of applicants to job postings you are required to meet before it triggers Monster's right to enter into job referral arrangements with other professional diversity networks; and (ii) the thresholds for the ratio of job applicants to jobs posted that would result in an increase or decrease of the flat fee paid by Monster to the company.

30.   Please revise to include a description of the business development of the company, such as the year of organization and any material developments within the last three years. We note your disclosure on page F-6 that the company changed its name in 2012. With a view toward disclosure, please tell us whether you engaged in any mergers or transactions that involved a change in control. See Item 101(h) of Regulation S-K.

Management

Executive Officers and Directors, page 69

31.   Please disclose the specific "experience, qualifications, attributes or skills" of each current director and prospective director that led the company to conclude that the individual should serve as a director. See Item 401(e) of Regulation S-K.

32.   It appears that two of your prospective directors, Stephen Pemberton and Barry Feierstein, are or were recently affiliated with two of your largest customers. Please tell

us, with a view toward disclosure, whether you have an agreement, oral or written, to have representatives from these customers serve on the company's board of directors.

33.   Please tell us why you have not provided disclosure regarding the current Board of Managers, including biographical and compensation information. Tell us, with a view toward disclosure, whether any of the managers, particularly those who will sign the registration statement, will continue to serve the company in official capacities. As part of your response, tell us what consideration you have given to identifying these persons as significant employees. See Item 401(c) of Regulation S-K.

Executive Compensation

Overview, page 75

34.   We note that you have only disclosed the executive compensation of your Chief Executive Officer and your Executive Vice President and CEO of iHispano.com division. Please be advised that Item 402(m) of Regulation S-K requires the disclosure of the principal executive officer and company's two most highly compensated executive officers other than the principal executive officer who were serving as executive officers at the end of the last completed fiscal year. Please revise or advise us why you believe that additional disclosure is not required.

35.   Please revise to clarify the terms of the $57,600 in guaranteed payments to Mr. Kirsch in 2010 and 2011 that you disclose in footnote 3 of the summary compensation. Also clarify whether this amount represents an award for each year or the total amount awarded for both fiscal years.

Certain Relationships and Related party Transactions, page 78

36.   Please disclose the names of the affiliates who hold the promissory notes in the aggregate principal amount of $1,520,819 and the amount of each note held by each affiliate, rather than aggregating this information.

Principal Stockholders, page 79

37.   Please disclose the individual or individuals who exercise the voting and dispositive powers over the shares held by the Ladurini Family Trust.

Statements of Income, page F-3

38.   Your disclosures on page 16 indicate there will be no other impact to the financial statements as a result of reorganizing from a limited liability company to a corporation because your historical financial statements have included a provision for income taxes and related deferred taxes. However, your disclosures on page F-9 state that you have

elected to be taxed as a partnership and as such no provision for income taxes has been provided in the accompanying financial statements. Please explain these apparent inconsistencies. Also, as applicable, please revise the statements of income for all periods presented to disclose pro forma tax and earnings per share data assuming the company had operated as a C-corporation during each of these periods with appropriate disclosures in the notes to the financial statements describing the reorganization and when it will occur. We refer you to Article 11-01(a)(8) of Regulation S-X.

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

39.   You disclose that the company earns advertising revenue from providing media space on its website directly to advertisers and consumer marketers. Further you note advertising revenue is recognized based upon a fixed fee for revenue sharing agreements. Please explain to us the nature and significant terms of these revenue share agreements.

Note 7. Notes Payable to Members

40.   You disclose three notes payable to members stating they each have identical terms, bearing interest at 6% with all unpaid interest and principal due November 1, 2014. You also disclose on pages 14 and 40 that immediately prior to the consummation of this offering, certain of your affiliates will convert promissory notes in the aggregate principal amount of $1,520,819. Please tell us if the notes disclosed on page F-16 are the same as the notes referred to on pages 14 and 40. If so, revise your disclosure to include the conversion terms of these notes and tell us how you accounted for the conversion feature, citing the applicable accounting guidance you considered. If they are not the same notes, please tell us which notes you are referring to on page 14 and 40 and revise your disclosures accordingly.

Note 8. Commitments and Contingencies, page F-16

41.   Please disclose the nature of the $26,900 in deferred initial public offering expenses that you recorded for the year ended December 31, 2011 and the $157,156 that you incurred through March 15, 2012. We refer you to SAB Topic 5.A.

Information Not Required In Prospectus

Signatures, page 5

42.   The signature page does not indicate the officer who is signing as the company's controller or principal accounting officer. Note that any person who occupies more than

one of the specified positions needs to indicate each capacity in which signatures are provided. See Instruction 2 to Signatures on Form S-1.

Exhibits

43.   Please confirm that you will file the consents for each of your prospective directors who will serve as a member of your board of directors upon consummation of the offering. See Rule 438 under the Securities Act.

General

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

    If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Melissa Kindelan at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Staff Attorney, at (202)551-3453 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director